Exhibit (a)(2)(F)
Dear webMethods Customer:
Since our announcement, I’ve had the pleasure to speak with a number of webMethods customers, partners and employees. The feedback that I’ve gotten regarding our efforts to create a new and undisputed global leader in business integration has been both positive and inspiring. More importantly, your responses reinforce my belief that this merger is not only the right choice for each company, but it is also the right choice for you, our customers and partners.
During this time, I’ve also had the chance to learn more about the webMethods’ culture and its focus on innovation, customer commitment and real-world results. What is clear to me is that the combination of webMethods and Software AG is not only unsurpassed in the depth and breadth of its offerings, but also in the ambition and passion that it has for our customers’ success.
Software AG and webMethods today still remain separate and independent companies and will continue to operate as we have operated in the marketplace until the required regulatory approvals are obtained.
But as we will move forward together in the future, the immediate question for many of you is how will Software AG protect and extend your webMethods investment? As webMethods typically plays a fundamental role in your operations, I know that this is a significant issue for you. Let me assure you that we appreciate the seriousness of your questions since Software AG’s customer base is also using our products in a mission critical environment.

More specifically, we recognize that your unquestioned confidence in our long-term product vision and roadmap is critical to your continuing investments in webMethods’ technology. Your loyalty is something that we – Software AG – need to earn as it is strategically important to us. I would like to begin doing so by assuring you of the following:
1.	All changes that we will make during the integration process will focus on: The stability and investment protection for our customers, the benefits must justify the changes thus no changes for the sake of change, to achieve continuity in improving the products and services we provide to you, our customers.

2.	We will focus on protecting the investment you made in the webMethods products, thus maintaining continuity based on existing products – We’re acquiring webMethods as a means for accelerating the combined company’s growth and success. Doing so will require continuing significant investments in research and development for the product portfolio. To address this point further, we will be sharing with you a detailed product strategy and roadmap shortly after closing.

3.	Customer service levels will most likely be expanded – Over time, we may seek to converge each organization’s customer support resources as a means for further expanding your coverage. You will continue to have every inquiry addressed by a webMethods’ products subject matter expert. In the meantime, you should also be aware that your existing support levels remain protected for years to come under the currently guaranteed support schedule, provided by webMethods.

4.	webMethods’ senior managers will lead the transition together with Software AG senior managers – David Mitchell will continue to lead the organization as President–webMethods with an objective of maintaining continuity within our customer-facing operations and assuring a smooth integration process.

5.	We place greatest value on the webMethods resources – As we enter a new growth stage for the company, we recognize that the contributions that existing employees can make to our success are more important than ever. As a result, we are taking aggressive steps to retain critical talents and expand capabilities through the combined strength of both organizations.
Regarding this final point, I also want to address several commonly shared perceptions by stating:
•	webMethods BPMS is one of the key reasons why we decided to buy webMethods – We recognize and embrace its innovative and exceptional performance as a strategic differentiator for Software AG going forward.

•	webMethods Infravio X-Registry is a critical component of the current SOA governance strategy – We view both webMethods Infravio X-Registry and Software AG’s Centrasite repository currently as largely complementary. Therefore, we will fully support both current products with a goal of converging these products over time into a truly unbeatable SOA governance registry & repository solution. In accordance with this, please also be assured that the next version of the webMethods Infravio X-Registry will continue to ship with the rest of the webMethods Fabric 7.1 upgrade, which is expected to occur later this summer.
You should be assured that all your questions will be diligently responded to as soon as possible. In order to expedite this process, webMethods has set-up an e-mail address – Acquisition@webMethods.com – as a means for addressing your most immediate requirements.
Over the coming months, I look forward to meeting many of you and sharing with you our long-term product roadmap and vision as we continue to establish, on the basis of trust, a mutually-beneficial and long-term strategic relationship.
Respectfully,

Karl-Heinz Streibich
Chief Executive Officer
Software AG
Important Information
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of webMethods common stock are being made pursuant to an Offer to Purchase and related materials that Software AG, Software AG, Inc. and Wizard Acquisition, Inc. filed with the SEC on Schedule TO on April 18, 2007. A Solicitation/Recommendation statement with respect to the tender offer has been filed by webMethods with the SEC. Investors and security holders may obtain copies of the tender offer statement and Solicitation/Recommendation statement at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG are available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the Solicitation/Recommendation statement and other documents filed with the SEC by webMethods are available free of charge by contacting webMethods Investor Relations at (703) 460-5822. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.